                                   Form N-17f-2

                (As adopted in Release No. IC-17085, July 26, 1989,
                    effective September 25, 1989, 54 F.R. 30248)

                       U.S. Securities and Exchange Commission
                               Washington, D.C. 20549

                                    FORM N-17f-2

      Certificate of Accounting of Securities and Similar Investments In
                 The Custody of Management Investment Companies

                     Pursuant to Rule 17-2 (17 CFR 270.17f-2)

_____________________________________________________________________________

1.   Investment Company Act File Number:        Date examination completed:

     811-58433                                            06/12/98

_____________________________________________________________________________

2.   State Identification Number:

     WI   Not Applicable

_____________________________________________________________________________

3.   Exact name of investment company as specified in registration statement:

     Marshall Funds, Inc.

_____________________________________________________________________________

4. Address of principal executive office: (number, street, city, state, zip, code)

     Federated Investors Towers
     Pittsburgh, PA 15222-3799

_____________________________________________________________________________

                               ARTHUR ANDERSEN LLP


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Board of Directors of the Marshall Funds, Inc.
     and the Securities Exchange Commission:

We have examined management's assertion about Marshall Funds, Inc.'s (a Wisconsin Corporation which includes the Marshall Money Market Fund-Investment Shares, the Marshall Money Market Fund-Trust Shares, the Marshall Government Income Fund, the Marshall Intermediate Bond Fund, the Marshall Short-Term Income Fund, the Marshall Large-Cap Growth & Income Fund, the Marshall Mid-Cap Value Fund, the Marshall Mid-Cap Growth Fund, the Marshall Small-Cap Growth Fund, the Marshall Equity Income Fund, the Marshall Intermediate Tax-Free Fund, and the Marshall International Stock Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 12, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Our examination was made without prior notice to the management of Marshall Funds, Inc. Management is responsible for the Marshall Funds, Inc.'s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Marshall Funds, Inc.'s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants, and accordingly, included examining, on a test basis, evidence about the Marshall Funds, Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 12, 1998, and with respect to agreement of security purchases and sales, for the period from May 15, 1998 (the date of our last examination) through June 12, 1998:

  * Count and inspection of all securities located in the vault of the Marshall & Ilsley Trust Company;

  * Confirmation of all securities held by the institutions in book entry form (Chase Manhattan Bank, Depository Trust Company, and Union Bank of California);

  * Confirmation of all securities of the Marshall International Stock Fund with State Street Bank and Trust Company which operates as sub-custodian of the fund and with Templeton Investment Counsel, Inc., the investment sub-advisor;

  * Confirmation of tax-exempt mutual funds owned by Marshall Funds, Inc. with transfer agents;

  * Reconciliation of all such securities to the books and records of Marshall Funds, Inc. and the Marshall & Ilsley Trust Company;

  * Confirmation of all repurchase agreements with brokers and agreement of underlying collateral with banks; and

  * Agreement of five (5) security purchases and five (5) security sales or maturities since our last report from the books and records of Marshall Funds, Inc. to broker confirmations.


We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on Marshall Funds, Inc.'s compliance with specified requirements.

In our opinion, management's assertion that Marshall Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 12, 1998 with respect to securities reflected in the investment account of the Marshall Funds, Inc. is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Marshall Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                             /s/ Arthur Andersen LLP
                                             ARTHUR ANDERSEN LLP



Milwaukee, Wisconsin
July 31, 1998

                                                       MARSHALL FUNDS
                                                       Marshall Your Resources



                   Management Statement Regarding Compliance
                   -----------------------------------------
          with Certain Provisions of the Investment Company Act of 1940
          -------------------------------------------------------------


     We, as members of management of Marshall Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 12, 1998 and from May 15, 1998 through June 12, 1998.

     Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 12, 1998 and from May 15, 1998 through June 12, 1998 with respect to securities reflected in the investment account of the Company.


Marshall Funds, Inc.

By:  /s/ Jo Dales
    ---------------------------





Marshall Funds Investor Services
P.O. Box 1348
1000 North Water Street
Milwaukee, Wisconsin  53201-1348

1-800-236-FUND (3863)
1-414-287-8555
http://www.marshallfunds.com